Christopher E. Howard

One Monument Square
Portland, ME 04101

207-791-1335 voice
207-791-1350 fax
choward@pierceatwood.com

pierceatwood.com

July 15, 2005

VIA FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Advanced Cell Technology, Inc. (f/k/a A.C.T. Holdings, Inc.) – SEC File No. 0-50295

Dear Mr. Riedler:

We are counsel to Advanced Cell Technology, Inc., a Nevada corporation (the “Company”), formerly known as A.C.T. Holdings, Inc.  This letter is being submitted to you in response to comments contained in your letter of June 30, 2005, relating to the following Company filings with the Securities and Exchange Commission (the “Commission”):  (1) Form 10-KSB filed January 31, 2005; (2) Form 8-K filed February 4, 2005; (3) Form 8-K/A filed April 18, 2005; and (4) Form 10-QSB filed May 23, 2005.  These comments, and the responses on behalf of the Company to these comments, are set forth below.

Form 10-KSB, Item 13, Exhibits and Reports on Form 8-K

Comment 1:

“It appears you have not filed some documents that are required as exhibits.  For example, at a minimum you should file your articles of incorporation and bylaws, as required by Item 601(b)(3) of Regulation S-K.  We also note from Item 9 of your documents that you have a code of ethics, which should also appear in the exhibit index.  Please file these and any other exhibits required by Item 601 in an amended Form 10-KSB, and list them in the exhibit index.  If any document required to be filed has already been included in a previous filing, you should still list the document in the exhibit index, numbered according to the paragraph within Item 601(b) that requires it.  For such documents, the exhibit index should identify the filing with which it was filed, including the form type, filing date, and file number, and state the exhibit number within that filing.”

Response to Comment 1

The Company will prepare an amendment to its Form 10-KSB, restating in its entirety Item 13 (Exhibits) thereof by setting forth therein an exhibit index listing the exhibits required by Item 601 of Regulation S-B.  Where any such exhibit is incorporated by reference to a document included in a previous filing, the exhibit index will identify such filing, including the form type and filing date, and state the exhibit number within that filing.  The Company proposes including the following revised Item 13 in its amended filing on Form 10-KSB/A:

“Part II

Item 13.  Exhibits

Exhibit No	Description

2.1

Agreement and Plan of Merger between A.C.T. Holdings, Inc. (the “Company”), A.C.T. Acquisition Corp., and Advanced Cell Technology, Inc. (“ACT”) dated as of January 3, 2005. Previously filed as Exhibit 10.1 to our Current Report on Form 8-K (SEC File No. 000-50295) dated December 30, 2004 and filed with the Securities and Exchange Commission (the “Commission”) on January 4, 2005 and incorporated by reference herein.

3.1

Articles of Incorporation. Previously filed as Exhibit 3.1 to our Registration Statement on Form SB-2 (SEC File No. 333-60906) filed with the Commission on May 14, 2001 and incorporated by reference herein.

3.1.1

Certificate of Amendment to Articles of Incorporation dated April 1, 2004. Previously filed as Exhibit 3.1.1 to our Quarterly Report on Form 10-QSB (SEC File No. 000-50295) filed with the Commission on May 23, 2005 and incorporated by reference herein.

3.1.2

Certificate of Amendment to Articles of Incorporation. Previously filed as Exhibit 3.1 to our Current Report on Form 8-K (SEC File No. 000-50295) dated December 30, 2004 and filed with the Commission on filed on January 4, 2005 and incorporated by reference herein.

3.2	Bylaws. Previously filed as Exhibit 3.2 to our Registration Statement on Form SB-2 filed with the Commission on May 14, 2001 and incorporated by reference herein.

3.2.1

Amendment to Bylaws. Previously filed as Exhibit 3.1 to our Current Report on Form 8-K (SEC File No. 000-50295) dated December 15, 2004 and filed with the Commission on December 29, 2004 and incorporated by reference herein.

4.1

Specimen Stock Certificate. Previously filed as Exhibit 4.1 to our Quarterly Report on Form 10-QSB (SEC File No. 000-50295) filed with the Commission on May 23, 2005 and incorporated by reference herein.

14.1

Code of Ethics. Previously filed as Exhibit 14 to our Annual Report on Form 10-KSB for the year ended December 31, 2003, filed with the Commission on April 12, 2004 and incorporated by reference herein.

31.01	Section 302 Certificate of Chief Executive Officer (Previously filed)

31.02	Section 302 Certificate of Chief Financial Officer (Previously filed)

The following additional exhibits are filed with this Amendment No. 1 pursuant to Rules 13a-14(a) or 15d-14(a). These exhibits do not amend the corresponding exhibits previously filed with the Annual Report.

31.01	Section 302 Certificate of Chief Executive Officer

31.02	Section 302 Certificate of Chief Financial Officer”

Comment 2:

“Please clarify for us why you have included as exhibits the Forms SB-2, 8-A, S-8, and 2003 10-KSB and the definitive information statement.”

Response to Comment 2

On the advice of prior counsel, the Company included these documents as exhibits principally because they referenced descriptions of the Company’s Articles of Incorporation and amendments thereto.  Given the more precise exhibit index that the Company has included in its amended Form 10-KSB in response to Comment 1, the Company has removed references to these documents in the exhibit index.

Comment 3:

“Please note that the principal executive officer, principal financial officer, and controller or principal accounting officer are required to sign the report, and the captions accompanying their signatures should state these titles.  We presume Mr. Merrell currently fills all of these roles.  Therefore, in your amended filing, please revise the caption accompanying Mr. Merrell’s signature to include these titles.  See General Instruction C.2 to Form 10-KSB.”

Response to Comment 3

Mr. Merrell no longer holds any office with the Company, and the amended Form 10-KSB will be executed by the Company’s current officers, with an appropriate caption accompanying their signatures to indicate whether they are signing in their respective capacities as principal executive officer, principal financial officer and principal accounting officer.

Form 10-Q, Recent Developments of Small Business Issuer, page 3

Comment 4:

“Please tell us whether you solicited shareholder approval for the merger, the issuance of shares in the merger, or for any required increase in authorized shares necessary to effect the reverse merger.  If not, please provide us with an analysis as to why shareholder approval was not needed in order to effect the transaction.”

Response to Comment 4:

The Company did not solicit the approval of its shareholders for the merger or the issuance of shares in the merger because (a) no approval of the Company’s shareholders was required to effect the merger under Nevada law; and (b) no increase in authorized shares was required because the Company had sufficient authorized shares to issue in the merger.

Nevada Revised Statutes (“NRS”) 92A.120 states in pertinent part:

After adopting a plan of merger, exchange or conversion, the board of directors of each domestic corporation that is a constituent entity in the merger or conversion, or the board of directors of the domestic corporation whose shares will be acquired in the exchange, must submit the plan of merger…, the plan of conversion or the plan of exchange for approval by its stockholders who are entitled to vote on the plan.

NRS 92A.015 defines “constituent entity” with respect to a merger as “each merging or surviving entity.”  The only constituent entities to the merger were (1) A.C.T. Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and (2) Advanced Cell Technology, Inc., a Delaware corporation and the target company in the merger (“Target”). Accordingly, the Company approved the merger as the sole shareholder of Merger Sub in accordance with the requirements of Section 251 of the Delaware General Corporation Law (“DGCL”), but no approval by the shareholders of the Company was required under Nevada law.  The Company notes that the merger was also approved by the shareholders of Target in accordance with Section 251 of the DGCL.

Item 1.  Consolidated Financial Statements; Consolidated Balance Sheets, page 4

Comment 5:

“Please tell us the nature of the deferred royalty amounts on the balance sheet, the period the amounts are being deferred, and the basis for your accounting policy.  This comment also applies to the Form 8-K/A filed on April 18, 2005.”

Response to Comment 5:

We have assumed for purposes of this response that your question relates to Deferred Revenue, related to deferred royalty amounts, which is recorded as a liability in the Company’s balance sheet. In our response to Comment 6 below, we have addressed the Company’s accounting for Deferred Royalty Fees, which is the asset recorded in the Company’s balance sheet in connection with deferred royalty amounts. The Company has recorded deferred revenue in connection with amounts collected from licensees of its technology.  The Company recognizes this revenue in accordance with SAB 104. In general, amounts represent payments received for exclusive and nonexclusive licenses to utilize the company’s technologies, whether owned or licensed from others.  Amounts collected are deferred and amortized over approximately ten years, the estimated life of the underlying technologies licensed.

Amounts reflected in the financial statements for deferred revenue are as follows:

	3/31/05	12/31/04
Current Portion	332,508	332,508
Long-term	1,911,922	1,995,049
Total	$2,244,430	$2,327,557

Notes to Consolidated Financial Statements

2.                                       Significant Accounting Policies; Revenue Recognition, page 9

Comment 6:

“Please tell us the nature and amount of the deferred costs associated with license revenue and tell us why you believe your policy of deferring these costs is consistent with US GAAP.  This comment also applies to the Form 8-K/A filed on April 18, 2005.”

Response to Comment 6:

The Company has entered into licensing agreements for patented/ patent pending technology.  Under the terms of these license agreements, the Company may further develop the technology and / or sub-license the technology to third parties.  In the event of the sublicense of technology, the Company is obligated to pay royalty fees to the Licensors of the technology. Assets recorded by the Company as Deferred Royalty Fees represent the amounts owed to the licensors pursuant to these licenses, based upon the underlying royalty rates in the agreements.  Amounts owed by the Company are recorded as assets and are amortized over approximately ten years, the estimated life of the sublicenses. The Company believes that the underlying Deferred Royalty Fees are appropriately recorded as realizable assets, and are being appropriately amortized over the same period as Deferred Revenue, in accordance with matching principles under U.S. GAAP.

Deferred royalty fees consist of the following:

	3/31/05	12/31/04
Current Portion	153,513	119,763
Long-term	688,633	718,573
Total	$842,146	$838,336

	3/31/05	12/31/04
University of Massachusetts	$676,850	$666,919
Avian Farms	165,296	171,417
Total	$842,146	$838,336

7.  Stockholders’ Equity Transactions

Comment 7:

“For the warrants issued on November 30, 2004, December 13, 2004 and December 30, 2004, please tell us how your accounting for the warrants issued complies with EITF 96-18 and why you have valued the warrants at $0.  By valuing the warrants at $0, this implies that you did not recognize any expense for the services provided.  In your response please address your consideration of footnote 1 of EITF 96-18, which states that the minimum value method specified in paragraph 20 of SFAS 123 is not acceptable for determining the fair value of non-employee awards by nonpublic companies.  This comment also applies to the Form 8-K/A filed on April 18, 2005.”

Response to Comment 7:

For the warrants specified, the Company valued the warrants using the Black-Scholes pricing model. The assumptions used by management were based on the contractual terms where the warrant strike price was greater than the fair market value and the volatility was estimated to be zero based upon the lack of a public market, and consistent pricing of recent equity transactions. Given these assumptions, the fair market value of the warrant granted, calculated under the model, was zero. The Company did not exclude volatility in its considerations, and therefore was not applying the minimum value method of valuation outlined in FAS #123. Management believes that it appropriately considered footnote 1 of EITF 96-18, and therefore used the Black-Scholes pricing model to determine the appropriate value of the warrant granted.

Item 2.  Management’s Discussion and Analysis and Results of Operations; Results of Operations; Research and Development Expense and Grant Reimbursements, page 18

Comment 8:

“Please expand your disclosure by referring to the Division of Corporation Finance ‘Current Issues and Rulemaking Projects Quarterly Update’ under section VIII-Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities.  You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrg032001.htm#secviii.

Please tell us the following information for each of your major research and development projects and why you have not included these disclosures in your filing:

a.                                       The current status of the project;

b.                                       The costs incurred during each period presented and to date on the project;

c.                                       The nature, timing and estimated costs of the efforts necessary to complete the project;

d.                                       The anticipated completion dates;

e.                                       The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

f.                                         The period in which material net cash inflows from significant projects are expected to commence.

Regarding b, if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase.  To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.”

Response to Comment 8:

The Company proposes to revise its disclosure by adding the following language to its Quarterly Report on Form 10-QSB, page 18, after the first full paragraph under “Research and Development Expenses and Grant Reimbursements”:

“Our research and development expenses consist primarily of costs associated with basic and pre-clinical research exclusively in the field of human stem cell therapies and regenerative medicine, with focus on development of our technologies in cellular reprogramming, reduced complexity applications, and stem cell differentiation. These expenses represent both pre-clinical development costs and costs associated with non-clinical support activities such as quality control and regulatory processes. The cost of our research and development personnel is the most significant category of expense; however, we also incur expenses with third parties, including license agreements, sponsored research programs and consulting expenses.

We do not segregate research and development costs by project because our research is focused exclusively on human stem cell therapies as a unitary field of study.  Although we have three principal areas of focus for our research, these areas are completely intertwined and have not yet matured to the point where they are separate and distinct projects.  The intellectual property, scientists and other resources dedicated to these efforts are not separately allocated to individual projects, but rather are conducting our research on an integrated basis.

We expect that research and development expenses will continue to increase in the foreseeable future as we add personnel, expand our pre-clinical research, begin clinical trial activities, and increase our regulatory compliance capabilities. The amount of these increases is difficult to predict due to the uncertainty inherent in the timing and extent of progress in our research programs, and initiation of clinical trials. In addition, the results from our basic research and pre-clinical trials, as well as the results of trials of similar therapeutics under development by others, will influence the number, size and duration of planned and unplanned trials. As our research efforts mature, we will continue to review the direction of our research based on an assessment of the value of possible commercial applications emerging from these efforts.  Based on this continuing review, we expect to establish discrete research programs and evaluate the cost and potential for cash inflows from commercializing products, partnering with others in the biotechnology or pharmaceutical industry, or licensing the technologies associated with these programs to third parties.

We believe that it is not possible at this stage to provide a meaningful estimate of the total cost to complete our ongoing projects and bring any proposed products to market. The use of human embryonic stem cells as a therapy is an emerging area of medicine, and it is not known what clinical trials will be required by the FDA in order to gain marketing approval. Costs to complete could vary substantially depending upon the projects selected for development, the number of clinical trials required and the number of patients needed for each study. It is possible that the completion of these studies could be delayed for a variety of reasons, including difficulties in enrolling patients, delays in manufacturing, incomplete or inconsistent data from the pre-clinical or clinical trials, and difficulties evaluating the trial results. Any delay in completion of a trial would increase the cost of that trial, which would harm our results of operations. Due to these uncertainties, we cannot reasonably estimate the size, nature nor timing of the costs to complete, or the amount or timing of the net cash inflows from our current activities. Until we obtain further relevant pre-clinical and clinical data, we will not be able to estimate our future expenses related to these programs or when, if ever, and to what extent we will receive cash inflows from resulting products.”

Business; Our Technology, page 37

Comment 9:

“Please state what your products will be if and when they are marketed.  For example, are they a medical procedure, or will they be tangible products such as a drug or medical device?  If your products will not be tangible objects that can physically be sold, please explain how you will be able to sell the products or otherwise receive revenues for them.”

Response to Comment 9:

The Company proposes to add the following clarifying language to its Quarterly Report on Form 10-QSB, page 40, following the final bulleted item under “Potential Commercial Applications of our Technologies.”

“While we expect that any future products will take the form of medical procedures, tangible therapeutics, or combinations thereof, we currently have no products, and the identity of our future products, if any, is dependent upon the results of our ongoing research efforts and, therefore, cannot be determined at this time.”

Our Intellectual Property, page 40

Comment 10:

“Please state the basis for your belief that your ‘intellectual property collectively represents one of the strongest portfolios in the field.’”

Response to Comment 10:

Our statement – “we believe that our intellectual property represents one of the strongest portfolios in the field” is supported by (i) the size, date and pace of filing, and focus  of the portfolio, (ii) the relative immaturity of this field of study, and (iii) the limited number of truly competitive portfolios of intellectual property.

Regenerative medicine is a new and emerging field of study.  Please see the discussion under the heading “The Field of Regenerative Medicine” at page 36 of our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 (“Form 10-QSB”).  The field of regenerative medicine generally refers to new and developing medical therapies based on advances in stem cell and nuclear transfer technology (see the mission of the California Institute of Regenerative Medicine at http://www.cirm.ca.gov).  As indicated at page 40 of our Form 10-QSB, we have developed and maintain a broad portfolio with ownership or exclusive licensing of over 30 issued patents and over 280 patent applications in the field of regenerative medicine and related technologies.  This significant volume of patents and patent licenses has been developed in the short span of approximately the past seven years.

Although we have included in our filings customary discussion of the competitive landscape, in fact there are a very small number of companies that are actually truly competitive in this field.  Please refer to the discussion on page 44 of our Form 10-QSB for a discussion of our principal competitors.  Based upon our review of the publicly-available information regarding our competitors’ intellectual property, we believe our portfolio compares favorably based upon its size, focus and filing dates.  This comparative analysis supports our statements regarding the relative strength of our portfolio.

With respect to the focus of our portfolio and by way of example, we believe that somatic cell nuclear transfer and chromatin transfer are, and will prove to be, one of the technological keys to successful development of stem cell therapies.  See discussion under the title “Cellular Reprogramming” on page 38 of our Form 10-QSB.  Our patent rights include one of only two core patent estates supporting somatic cell nuclear transfer technology and chromatin transfer technology.  We believe that only one other known patent estate, held by Roslin Institute, derived from the cloning of Dolly, the first cloned sheep, is comparable to ours.  However, in contrast with Roslin, we own or have license to numerous other technologies for dealing with transplant rejection including: means of activating oocytes during nuclear transfer, parthenogenesis, transdifferentiation, and dedifferentiation.  The subject of some of these latter technologies was the subject of our testimony before the United States Senate on July 12, 2005 (see http://www.advancedcell.com).  Our intellectual property also includes patent rights and applications for specific applications of stem cell technology in producing retinal pigment epithelium, hemangioblasts, and dermal cells and on numerous methods and compositions for the use of these technologies and derived cells in heart disease, immunodeficiency estates and cancer.

Our leadership in generating early patent filings is also reflected in the quality of the peer-reviewed scientific publications that have resulted from our work.  Our science team has generated numerous articles published in prestigious journals, such as Nature Biotechnology, Science, Cloning and Stem Cells, Circulation Research and The Lancet.  Because many of these papers discuss research that underlies our patent filings, this external validation of our research is further support for our assessment of the strength of our intellectual property.

This is a young and emerging field.  We believe the description of our business and our intellectual property portfolio accurately reflects that status.  As discussed under the heading “Risks Relating to our Technology” on page 22 of our Form 10-QSB, there can be no assurances that our intellectual property portfolio will ultimately produce viable commercialized products and processes; however, at this early stage of development, our intellectual property and science team are well-recognized leaders in the field.  It is upon the strength of the foregoing that we make the qualified statement that it is our belief that we have one of the strongest intellectual property portfolios in the field.

Comment 11:

“Please state when each of the patents in the table expires, and explain the consequences of a patent’s expiration.”

Response to Comment 11:

The Company will revise the table to show the expiration date of each of the patents, and will add the following disclosure regarding the consequences of a patent’s expiration:

“The fundamental consequence of patent expiration is that the invention covered by that patent will enter the public domain.  However, the expiration of patent protection, or anticipated patent protection, for the bulk of our portfolio is not scheduled to begin for approximately fifteen years.  Due to the rapid pace of technology development in this field, and the volume of intellectual property we anticipate will be generated over the next decade, it is unlikely that the expiration of any existing patents or patent rights would have an adverse affect on our business.  Due to the current stage of our Company, as discussed in our response to Comment 8, above, our existing patent portfolio is not currently supporting a marketed product, so we will not suffer from any reduction in product revenue from patent expiration. Any actual products that we develop are expected to be supported by intellectual property covered by current patent applications that, if granted, would not expire for 20 years from the date first filed.  For example, our patent rights under the University of Massachusetts license, referenced in our response to Comment 10, above, do not begin to expire until 2016.  Due to the early stage of our business, we differ from, for example, the pharmaceutical industry where the loss of a key significant patent can result in contemporaneous loss of products, programs or revenues.  As our table will demonstrate, our business is at the front end of the patent protection spectrum and is not expected to be significantly impacted by expiration of existing patents or patents issued in response to existing applications.”

Comment 12:

“Please disclose in your filing the material terms of each of the contracts discussed on pages 42 and 43.  Such terms should include the following, as applicable:

•                                          General description of the technology covered by the agreement,

•                                          Existence of royalty rights or obligations,

•                                          Amount of minimum royalty payments,

•                                          Aggregate amount of milestone payments,

•                                          Term,

•                                          Termination provisions, and

•                                          Any other material terms.”

Response to Comment 12:

The Company proposes to delete in its entirety the disclosure in its Quarterly Report on Form 10-QSB, page 42, “Research and License Agreements” and insert in lieu thereof the following new disclosure with regard to research and license agreements.

“Licenses of Intellectual Property to the Company

The following summarizes technology licenses to the Company.

UMass License.  Exclusive License Agreements dated February 1, 2002 and April 16, 1996 between the University of Massachusetts and Advanced Cell Technology, Inc., as amended by amendments to dated September 1, 1997, May 31, 2000 and September 19, 2002.  Pursuant to these agreements, the University of Massachusetts, referred to as UMass, exclusively licensed to ACT certain biological materials, patent rights and related technology for commercialization in specified fields.  UMass received 73,263 shares of Common Stock of ACT as partial consideration of the license granted.

2002 License.  Under the 2002 license, UMass licenses to ACT certain patent rights relating to the cloning of non-human animals for use in connection with the development, manufacture and sale of products and services in the field of non-human animals for agriculture, companion animals, research and diagnostic products, non-human and human therapeutics, and neutraceuticals, except production of immunoglobulin in the blood of Bos taurus and Bos indicus.  We are required to pay royalties to UMass ranging from 1.5% to 2.0% based on the covered product or service.  We agreed to pay minimum royalty payments of $15,000 on the first and second anniversary of the agreement, $20,000 on the third anniversary, $25,000 on the fourth anniversary, and increasing to $45,000 on the fifth anniversary and for each year thereafter.  We also agreed to make milestone payments to UMass of up to $1,630,000 upon the achievement of various development and commercialization milestones.  Finally, we have agreed to pay UMass 18% of all sublicense income.

1996 License.  The 1996 license covers certain patent rights, biological materials and know-how related to the cloning of non-human animals and cells for use in cell fields except the production of immunoglobulin in the blood of Bos taurus and Bos indicus.  We are required to pay royalties ranging from 2.5% to 4.5% on net sales of products and services covered by the license, and minimum royalty payments in the amount of $15,000 per year (beginning on the later of the fourth year after the effective date of the agreement or the completion of certain clinical trials) for net sales on products and services for use in human therapeutics, and $30,000 per year (beginning in the third year after the effective date of the agreement) for net sales on products and services for all uses other than in human therapeutics.  UMass agreed to waive minimum royalty payments during any calendar year in which ACT funds research at UMass in the aggregate amount of $300,000.  There are no milestone payments.  We agreed to pay UMass 18% of all sublicense income except for equity.  With respect to equity, we are required to pay UMass an amount equal to 10% of the total equity we receive for any transfer of rights under the 1996 license.

Both the 2002 agreement and the 1996 agreement remain in effect until all issued patents within the patent rights licensed under the agreement have expired, or for a period ten years after the effective date of the agreement if no patents have issued within that ten-year period.  Each party has the right to terminate the agreement upon the occurrence of a material uncured breach.  We also have the right to terminate at any time for any reason with ninety days’ written notice.

GTC License.  Exclusive Development and License Agreement between GTC Biotherapeutics (f/k/a as Genzyme Transgenics Corporation) and Advanced Cell Technology, Inc. dated June 8, 1999.  ACT entered into a Development and Commercialization Agreement with Genzyme Transgenics Corporation (now known as GTC Biotherapeutics) on September 25, 1997, which was superseded by an Exclusive Development and License Agreement dated June 8, 1999, pursuant to which each party exclusively licensed to the other certain patent rights and technology for use in defined fields and pursuant to which ACT agreed to provide certain related services.  The agreement also requires each party to disclose to the other on a periodic basis a written report of developments relevant to the other party’s field.

Under the agreement, GTC licenses certain patent rights to ACT that are useful to (i) human somatic cell nuclear transfer applications for therapeutic purposes and (ii) the cloning of animals for agricultural purposes, for the production of recombinant proteins, peptides and polypeptides for human transplantation, cells for human transplantation and tissues from human transplantation, but excluding the GTC field, and ACT licenses to GTC certain patent rights and know-how useful to the cloning of animals for all purposes for the production of biopharmaceutical agents in milk, including, but not limited, proteins, peptides and polypeptides for pharmaceutical, neutraceutical or other use.  Under the agreement, we agreed by September 1, 2000, to produce at least 20 cloned hSA cows (cows produced with our technology that are transfected with a GTC recombinant DNA construct and contain the hSA transgene and express hSA in their milk for the purpose of transgenic production of milk products.)

We are required to pay GTC a royalty in the amount of 3% of net sales of products covered by the GTC license, which is reduced to 2% in the event net sales of such products exceed $25 million per calendar quarter for two consecutive calendar quarters.  GTC is required to pay royalties to us in the amount of 2% of net sales of products consisting of hSA produced in the milk of hSA cows, which is reduced to 1% in the event net sales exceed $12,500,000 per calendar quarter for two consecutive calendar quarters, and 3% of net sales of products consisting of proteins other than hSA in the milk of transgenic animals, which is reduced to 2% in the event sales exceed $25 million per calendar quarter for two consecutive quarters.  GTC agreed to pay ACT an annual fee of $100,000 to maintain exclusivity rights granted to GTC, which may be increased to $1 million if GTC does not enter into agreements with third parties to develop two additional products covered by the patent rights licensed to GTC under the agreement every two years.  Each party also agrees to pay to the other 25% of any and all fees obtained in connection with the sublicensing of the other party’s intellectual property.  There are no milestone payments under the agreement.  The licenses granted in the agreement continue in force until the expiration of all patent rights included in the licenses.  The agreement may be terminated by either party in the event of an uncured breach.

Wake Forest License.  Materials and Research Data License Agreement dated January 26, 2001 between Wake Forest University and Advanced Cell Technology, Inc., and July 1, 2002 Assignment to Wake Forest University Health Sciences.  In January 2001, ACT entered into a Materials and Research Data License Agreement with Wake Forest University, pursuant to which Wake Forest University, referred to as WFU, granted to ACT a worldwide, exclusive, royalty-free, perpetual and irrevocable right and license to use certain data and stem cells and stem cell cultures created by ACT from biological materials provided by WFU to ACT for specified purposes only.  The agreement allows ACT to utilize certain primate skin cells and ovary materials produced by WFU and transferred to ACT pursuant to an Agreement Relating to the Transfer of Biological Materials.  There are no milestone payments.  There are no royalty requirements unless ACT desires to negotiate a commercial license for use of the biological materials provided to ACT by WFU.  WFU received 60,000 shares of ACT Group’s common stock.  ACT has agreed to provide WFU samples of stem cells for WFU’s research, education and teaching purposes and ACT has a first option to obtain an exclusive license to any intellectual property rights claimed by WFU in connection with the use of such stem cells.  The term of the license granted is perpetual and irrevocable absent a breach by ACT.

Infigen License.  Non-Exclusive Sublicense Agreement between Advanced Cell Technology, Inc. and Infigen, Inc. dated August 1, 2003.  In August 2003, ACT entered into a Non-Exclusive Sublicense Agreement with Infigen, Inc. pursuant to which each party non-exclusively licensed to the other certain patent rights and technology for use in defined fields.  The license was entered into in connection litigation that was then pending in Massachusetts Superior Court and in connection with a Final Settlement Agreement dated August 6, 1999 between the parties pursuant to which, among other things, Infigen licensed to ACT certain patents and patent applications.  In connection with the license ACT and Infigen entered into a Settlement Agreement and General Release regarding the then pending litigation.

Under this agreement, ACT licenses certain patent rights to Infigen that are relevant to the “Infigen Field”, namely:  (a) the research and discovery of genes or proteins or other molecules that play a role in the reprogramming of cells; (b) the development, making, using, selling, offering to sell or importing of products that are composed of non-human cells or tissues or a formulation including such cells or tissues, for the purpose of xenotransplantation of such cells, tissues, or organs for therapy in humans; (c) the development, making, using, selling, or importing of proteins (excluding all immunoglobulin which is not sheep immunoglobulin) produced in the blood of cloned animals; and (d) the development, making, using, selling or offering to sell genetically modified or non-genetically modified or non-genetically modified ovine, bovine and porcine animals as models of human disease.

Infigen licenses to ACT certain patent rights that are relevant to the “ACT Cell Therapy Field”, namely: the development, making, using, selling, offering to sell or importing of therapeutic products that are composed of (a) human cells for human cell therapy, or a formulation including such cells (with or without genetic modification), and the rendering of services that relate to the production of such products, or (b) non-human animal cells for veterinary cell therapy, or a formulation including such cells (with or without genetic modification) and the rendering of services that relate to the production of such products.  The parties have agreed to pay each other a royalty equal to 1.5% of the net commercial sales of products and services covered by the license.  There are no minimum royalty payments and no milestone payments.  The licenses granted under the agreement continue until the expiration of all patent rights covered by the licenses.  The agreement may be terminated by either party for an uncured breach.

Exclusive Licenses of Intellectual Property from ACT

GTC License.  Exclusive Development and License Agreement between GTC Biotherapeutics (f/k/a as Genzyme Transgenics Corporation) and Advanced Cell Technology, Inc. dated June 8, 1999.  See description of this agreement above.

Exeter Life Sciences License.  Exclusive License Agreement dated October 22, 2003 between Advanced Cell Technology, Inc. and Exeter Life Sciences, Inc.  In October 2003, ACT entered into an Exclusive License Agreement with Exeter Life Sciences, Inc., referred to as Exeter, pursuant to which ACT exclusively licensed to Exeter certain technology and patent rights for use in the fields of agriculture, endangered species, companion animals and equine animals.  The license also grants Exeter a right of first negotiation to any improvement patents that are obtained by ACT that relate to the licensed intellectual property or which are useful, necessary or required to develop or manufacture certain animals, cells or tissues within the defined fields of use.

Under the agreement, ACT licenses rights to certain patent rights and technology useful for the fields of use of non-human animals for agriculture, endangered animals and companion animals; excluding production of such animals for the primary purpose of producing human and non-human animal therapeutics and human healthcare products, including without limitation the production of biopharmaceutical agents in milk, such as proteins, peptides and polypeptides for pharmaceutical, neutraceutical or other use, and excluding the production of immunoglobulin in the blood of Bos taurus and Bos indicus.  The field includes (a) the cloning, development, manufacture and sale of cloned non-human animals, including without limitation, bovine, hircine, ovine, porcine, equine animals and ungulates (as well as any transgenic variance or enhancements thereto) or products that are composed of, made in or derived, extracted or isolated from cells or tissues of such animals for the production of food or fiber, and the rendering of services or uses that relate to the production of such products; (b) the cloning, development, manufacture and sale of endangered species for purposes of researching, aiding, reproducing or assisting in the reproduction of such endangered species; (c) the cloning, development, and sale of hircine, ovine, feline, canine and equine animals (as well as any transgenic variance or enhancements thereto) for personal, business or commercial purposes, specifically excluding the sale of these animals as scientific research laboratory subjects; and (d) the cloning, development, manufacture and sale of cloned equine animals (as well as any transgenic variance or enhancements thereto) or products that are composed of, made in or derived, extracted or isolated from cells or tissues of such animals for non-therapeutic purposes, including but not limited to, for use in agriculture, for use as food, for use as companion, service, work or recreational animals, or for use as racing or other equine event animals, and the rendering of services or uses that relate to the production of such products.

In consideration of the rights and licenses granted to Exeter, Exeter has agreed to pay to ACT an initial license fee of $1,000,000, and royalties equal to 5% of the net sales of all products and services covered by the license; provided that, for license products that are the progeny of cloned animals covered by the license or products obtained from such progeny, the royalty is 3%.  Exeter is required to pay an annual maintenance fee for the license equal to $100,000 in 2005, increasing annually by $50,000 up to $500,000.  Exeter’s obligation to pay this annual maintenance fee is suspended unless and until certain intellectual property that is the subject of litigation is recovered and licensed to ACT and included in the license to Exeter.  The license also provides Exeter rights to “improvement patents” that are obtained by ACT that relate to the licensed intellectual property or which are useful, necessary or required to develop or manufacture cloned and/or transgenic non-human animals and cloned and/or transgenic cells and tissues from non-human animals within the field of use.  The license grants Exeter a right of first negotiation to any improvement patents.  There are no milestone payments.  Exeter agrees to pay ACT a total of 25% of all sublicense income under the license.  Either party may terminate the agreement in the event of an uncured breach.  Exeter may terminate without cause on 60 days’ prior written notice to us, or may terminate immediately in the event of a change in law that materially affects Exeter’s ability to commercialize the licensed intellectual property under the license.

Lifeline License.  Exclusive License Agreements dated May 14, 2004 between Advanced Cell Technology, Inc. and Lifeline Cell Technology (f/k/a PacGen Cellco, LLC) and Agreement to Amend ACT/CELLCO License Agreements dated September 7, 2004.  In May 2004, ACT entered into three Exclusive License Agreements with Lifeline Cell Technology (f/k/a PacGen Cellco, LLC) pursuant to which ACT exclusively licensed to Lifeline certain know-how and patent rights for, among other things, the research, development, manufacture and sale of human cells for cell therapy in the treatment of human diabetes and liver diseases.  The agreement requires milestone payments up to $1.75 million in the aggregate.  The agreement requires Lifeline to meet minimum research and development requirements.  The licenses continue until expiration of the last valid claim within the licensed patent rights.  Either party may terminate the agreement for an uncured breach, and Lifeline may terminate the agreement at any time with 30 days’ notice.

Exclusive License Agreement Number 1 covers patent rights and technology developed by ACT that is relevant to (1) the research, development, manufacture and sale of human and non-human animal cells for commercial research and (2) the manufacture and selling of human cells for therapeutic and diagnostic use in the treatment of human diabetes and liver diseases. Lifeline has agreed to pay us royalties ranging from 3% to 10% on net sales of products and services covered by the license, and a minimum royalty fee of $175,000 in the first year, plus, commencing 12 months after the effective date of the agreement, additional minimum royalty fees in the amount of $10,000 at 12 months, $25,000 at 24 months, $40,000 at 36 months, and $50,000 annually thereafter.  Lifeline also agreed to pay a license fee in the amount of $225,000 in the form of a Convertible Promissory Note due and payable June 1, 2007, which may be repaid in cash or stock at our election.

Exclusive License Agreement Number2 covers patent rights and technology developed by UMass relevant to (1) the research, development, manufacture and sale of human and non-human animal cells and defined animal cell lines for commercial research, (2) the manufacture and selling of human cells for therapeutic and diagnostic use in the treatment of human diabetes and liver diseases, and (3) the use of defined animal cell lines in the process of manufacturing and selling human cells for therapeutic and diagnostic use in the treatment of human diabetes and live diseases.  Lifeline is required to pay us royalties ranging from 3% to 12% on net sales of products and services covered by the license, and a minimum royalty fee of $100,000 in the first year, plus, commencing 12 months after the effective date of the agreement, additional minimum royalty fees in the amount of $10,000 at 12 months, $20,000 at 24 months, $30,000 at 36 months, and $40,000 annually thereafter. Lifeline also agreed to pay a license fee in the amount of $150,000 in the form of a Convertible Promissory Note due and payable June 1, 2007, which may be repaid in cash or stock at our election.

Exclusive License Agreement Number3 covers patent rights and technology developed by Infigen relevant to the research, development, manufacture and sale of human cells for cell therapy in the treatment of therapeutic and diagnostic use in the treatment of human diabetes and liver diseases. Lifeline is required to pay us royalties equal to 6% of net sales of products and services covered by the license, and a minimum royalty fee of $25,000 in the first year, plus, commencing 12 months after the effective date of the agreement, additional minimum royalty fees in the amount of $5,000 for the first three years, and $10,000 annually thereafter. Lifeline also agreed to pay a license fee in the amount of $225,000 in the form of a Convertible Promissory Note due and payable June 1, 2007, which may be repaid in cash or stock at our election.

In September 2004, the parties amended the licenses to include the field described as all retinal and other cell types related to the diagnosis and treatment of retinal disease or the slowing or stopping the progression of retinal degenerative diseases.  Under the amendment, Lifeline has agreed to pay us additional initial fees in the amount of $150,000 and additional annual minimum royalties in the amount of $12,500 at 12 months, $25,000 at 24 months, $37,500 at 36 months, and $50,000 annually thereafter.  The parties are currently negotiating more formal amendments to the license agreements.”

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments.  At such time as you indicate that you have no further comments on the Company’s proposed revisions to the filings in question, the Company hereby undertakes to file amendments thereto consistent with the proposed changes you have reviewed.

Please do not hesitate to contact us with any questions you may have.

Sincerely,

/s/ Christopher E. Howard
Christopher E. Howard

cc:                                 Mr. William M. Caldwell, IV, Advanced Cell Technology, Inc.